November 16, 2016
Via EDGAR and Overnight Delivery
William H. Thompson
Accounting Branch Chief Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Global Payments Inc.
Form 10-K for the Fiscal Year Ended May 31, 2016
Filed July 28, 2016
Form 8-K Filed July 28, 2016
Definitive Proxy Statement on Schedule 14A
Filed August 18, 2016
Form 10-Q for Fiscal Quarter Ended August 31, 2016
Filed October 5, 2016
File No.1-16111

Dear Mr. Thompson:
This letter sets forth the response of Global Payments Inc. (the “Company”) to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced filings. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis
General

1.
We note your responses to comments 4, 5 and 6, and that the increases in salaries, setting of target bonus opportunities and determination of LTI grants were based in part on “assessments” of the named executive officers. Please revise your future disclosures to enhance your discussion of the assessments made with respect to each named executive officer and the manner in which such assessments corresponded to the compensation decisions regarding each named executive officer. Please show us what the revised disclosure will look like.

Response:
As noted in our letter dated October 12, 2016, our Compensation Committee considered a variety of factors, including assessments of each named executive officer, in determining their salaries, target bonus opportunities and LTI grants. While our Compensation Committee assesses the performance of each named executive officer individually, it follows the same process with respect to each such officer. The Compensation Committee then sets the target compensation levels based on those assessments and the other factors set forth in our prior letter. Set

10 Glenlake Parkway | North Tower | Atlanta, Georgia 30328 | www.globalpaymentsinc.com

Mr. Thompson
November 16, 2016

forth below is our proposed additional disclosure relating to the assessments, which would apply to each named executive officer. We would propose to add the disclosure below to each of the disclosures set forth in our October 12, 2016 letter:

•
The Compensation Committee does not use a specific formula for evaluating the individual performance of each named executive officer. The Compensation Committee makes each assessment taking into consideration the quality and effectiveness of each named executive officer’s leadership and their respective contribution to the Company’s financial and operational success, as well as the totality of the executive’s performance.

Form 10-Q for Fiscal Quarter Ended August 31, 2016
Notes to Unaudited Consolidated Financial Statements
Note 5, Other Assets, page 13

1.
With reference to the specific accounting guidance on which you relied, please tell us the basis in GAAP for your accounting for Visa’s acquisition of your membership interests in Visa Europe. In doing so, please tell us:

•	how the original membership interest in Visa Europe was accounted for and whether the investment had a net book value of zero, and if so, why;

•	all the factors considered in determining the Series B and C preferred shares received in the exchange have a value of zero; and

•	whether you have determined it’s probable that a loss has been incurred with respect to potential litigation involving Visa Europe and the amount accrued for such loss.
Response:
We obtained our original membership interests in Visa Europe via three wholly-owned European subsidiaries, each of which acquired a single equity share for €10. Obtaining the membership interests enabled us to process and fund transactions through the Visa Europe network without a third-party sponsor financial institution. Our ownership interest in Visa Europe was minor (less than 1%), and we had no ability to control or influence decision making at Visa Europe. We accounted for our interest in Visa Europe under the cost method of accounting under ASC 325-20 because our interest was viewed as an “equity security” as defined in ASC 320-10-20 that lacked a “readily determinable fair value” as defined in ASC 320-10-20. The total carrying amount was equal to the cost of the combined membership interests of €30.
Visa Inc.’s acquisition of Visa Europe resulted in the sale of our entire membership interests in Visa Europe, having qualified as a sale per the requirements of ASC 860-10-40, paragraphs 4 and 5. We recorded the consideration received at fair value in accordance with ASC 325-20-30 paragraphs 2 and 3, recognizing the gain in earnings and establishing a new cost basis for the investment. We determined the estimated fair value of the Series B and C convertible preferred shares (the “Preferred Shares”) received as consideration in accordance with ASC 820-10-35-2. We considered multiple factors in that estimation process. The initial step in estimating the fair value of the Preferred Shares was calculating the value of the Visa Inc. common shares into which the Preferred Shares would convert if converted at the full conversion rate per the arrangement. The Preferred Shares include an embedded guarantee related to the risk of potential adjustments to the common stock conversion rate of the Preferred Shares based on the expected outcome of potential litigation involving Visa Europe in the United Kingdom and elsewhere in Europe. This embedded guarantee was not required to be bifurcated under ASC 815 and was a factor in estimating the fair value of the Preferred Shares. We also considered the restrictions on the transferability of the Preferred Shares in the estimate of fair value as well as the significant uncertainty associated with each of the factors above.
The effect of the potential indemnified losses has been reflected in the estimated fair value of the Preferred Shares.  No additional loss amounts from the potential litigation were viewed as probable and, therefore, we have recorded no additional liability for such potential losses in accordance with ASC 450.

Mr. Thompson
November 16, 2016

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Should you or any member of your team have any further questions or need any additional information, please contact me at (770) 829-8256 or David Sheffield, Senior Vice President and Chief Accounting Officer, at (770) 829-8030.

Sincerely,

/s/ David L. Green
David L. Green
Executive Vice President, General Counsel and Corporate Secretary